

May 2, 2011

Via E-mail

Rodney M. Tiede
President and Chief Executive Officer
Broadcast International, Inc.
7050 South Union Park Center, Suite 600
Midvale, Utah 84047

> **Re: Broadcast International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 11, 2011**
> **File No. 333-172354**

Dear Mr. Tiede:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that you are registering the sale of up to 40,599,961 shares of common stock owned by the selling shareholders, including up to 12,499,980 shares of common stock issuable upon the exercise of certain warrants held by the selling shareholders. Given the size of the offering relative to the total number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering

under Rule 415(a)(4). As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholders – such as Gem Asset Management – as underwriters. Your indication on page 53 that the "selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be 'underwriters' within the meaning of the 1933 Act," is insufficient. If you disagree with our determination, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in the Division of Corporation Finance's Securities Act Rules Compliance and Disclosure Interpretation 612.09 available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Cautionary Note Regarding Forward-Looking Statements, page 9

2. We note your statement under this heading that the prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We also note your disclosure elsewhere in the filing that your common stock is considered "penny stock" under the Exchange Act. Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by companies that issue penny stock. Please either delete any such references or make clear that the safe harbor does not apply to your company.

Principal and Selling Shareholders, page 44

3. Please disclose whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Item 16, Exhibits and Financial Statement Schedules, page II-9

Exhibit 5.1 Legal Opinion

4. Please have counsel revise its opinion to distinguish between the outstanding shares to be sold by selling shareholders, and the shares to be sold by selling shareholders issuable upon the exercise of warrants. In this regard, it is inappropriate for counsel to opine that currently outstanding shares "will be" validly issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Reed L. Benson, Esq.